# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMMERSION CORP, CIK 0001058811
CUSIP: 452521107
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2999 N. E. 191ST STREET, SUITE 610, AVENTURA, Florida (FL), 33180
Date of event which requires filing of this statement: 02/02/2026
Filed by CIK 0001443284
Persons authorized to receive notices and communications: ERIC SINGER, 2999 N.E. 191st Street, Suite 610, Aventura, Florida (FL), 33180, 408-467-1900; IAN ENGORON & CLAUDIA DUBON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Singer Eric (CIK 0001443284): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,826,961; shared voting power 0; sole dispositive power 1,826,961; shared dispositive power 0; aggregate amount beneficially owned 1,826,961 (5.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: IMMERSION CORP
Address of issuer's principal executive offices: 2999 N. E. 191ST STREET, SUITE 610, AVENTURA, Florida (FL), 33180

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Eric Singer (the "Reporting Person") with respect to the shares of common stock, $0.001 par value (the "Shares"), of the Issuer beneficially owned by him.
Residence or business address: The principal business address of the Reporting Person is 2999 N.E. 191st Street, Suite 610, Aventura, FL 33180.
Present principal occupation or employment: The principal occupation of the Reporting Person is serving as the President, Chief Executive Officer and Chairman of the Board of Directors (the "Board") of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Of the 1,826,961 Shares beneficially owned by the Reporting Person, (i) 397,825 Shares were purchased with personal funds in open market purchases for an aggregate purchase price of $2,408,663, including brokerage commissions, and (b) 1,429,136 Shares were awarded to him for his service as a director and officer of the Issuer, including 75,000 Shares underlying certain restricted stock units ("RSUs") which will vest within 60 days of the date hereof.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Singer serves as the President, Chief Executive Officer and Chairman of the Board of the Issuer. In such capacity, Mr. Singer may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's insider trading policy (the "Insider Trading Policy"), Mr. Singer may from time to time buy or sell securities of the Issuer including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as Mr. Singer may deem advisable as appropriate for the personal circumstances of Mr. Singer. In light of his responsibilities to the Issuer, Mr. Singer does not anticipate making any disclosures in connection with his participation in the transactions and activities of the Issuer separate and apart from relevant disclosures by the Issuer, unless otherwise required by Schedule 13D.

Except in Mr. Singer's capacity as an officer and a director of the Issuer, Mr. Singer does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, although, subject to the agreements described herein, Mr. Singer, at any time and from time to time, may review, reconsider and change his intention with respect to any and all matters referred to in Item 4.

Subject to the Insider Trading Policy, Mr. Singer may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions, depending upon the evaluation by Mr. Singer of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to Mr. Singer, general economic conditions, stock market conditions and other factors. Subject to the Insider Trading Policy and depending upon the factors noted above, Mr. Singer may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 33,191,901 Shares outstanding as of July 15, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on July 24, 2026, plus 75,000 Shares underlying certain RSUs which will vest within 60 days of the date hereof.

As of the date hereof, the Reporting Person beneficially owns 1,826,961 Shares, including 75,000 Shares underlying certain RSUs that will vest within 60 days of the date hereof, and excluding 375,000 Shares underlying certain RSUs that will not vest within 60 days of the date hereof, as further described in Item 6 below, constituting approximately 5.5% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the Shares beneficially owned by him.
Transactions in the class effected during the past sixty days: On July 1, 2026, 29,514 Shares were withheld to satisfy the tax withholding obligations upon the vesting of certain RSUs awarded to the Reporting Person. Other than as set forth herein, the Reporting Person has not entered into any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to an offer letter between the Issuer and Mr. Singer, dated December 30, 2022 (the "Singer Offer Letter"), Mr. Singer was entitled to receive a base salary of $795,000, retroactive to October 1, 2022. Mr. Singer's base salary was increased to $898,500 in 2023, increased to $1,057,000 in 2024 and increased to $1,137,888 in 2025. Additionally, in 2022, Mr. Singer received a signing bonus of $100,000 pursuant to the Singer Offer Letter. Pursuant to the Singer Offer Letter, Mr. Singer is eligible to receive an annual cash bonus pursuant to the Company's executive bonus plan, with the actual amount of the bonus based on the achievement of performance metrics established by the Compensation Committee. Finally, the Singer Offer Letter provides that while he serves on the Board, he will remain eligible to receive a restricted stock award at each annual stockholder meeting with the same grant date value and subject to the same vesting and other terms as other directors. The foregoing description of the Singer Offer Letter is qualified in its entirety by reference to the full text of the Singer Offer Letter, which is attached hereto as Exhibit 99.1.

Pursuant to an Amended and Restated Change of Control and Severance Agreement between the Issuer and Mr. Singer, dated January 3, 2023 (the "Singer Severance Agreement"), Mr. Singer will be entitled, in the event that his employment is involuntarily terminated either before or following a change of control, to receive: (i) a lump sum cash severance payment equal to 300% of his then effective base salary and target bonus; (ii) payments for COBRA premiums for up to 18 months, if an appropriate election is made, following his termination date; and (iii) acceleration in full of any outstanding equity awards. Payment of the foregoing benefits is conditioned upon execution of a general release of claims. The foregoing description of the Singer Severance Agreement is qualified in its entirety by reference to the full text of the Singer Severance Agreement, which is attached hereto as Exhibit 99.2.

On January 2, 2024, Mr. Singer was granted 450,000 RSUs, each of which represents a contingent right to receive one Share subject to his continued employment with the Issuer, the vesting of which shall occur over a three-year period and in equal quarterly installments commencing on April 1, 2024. Of the 450,000 RSUs, 412,500 have vested or will vest within 60 days of the date hereof.

On January 2, 2025, Mr. Singer was granted 300,000 RSUs, each of which represents a contingent right to receive one Share subject to his continued employment with the Issuer, 150,000 of which vested on January 2, 2026, and the remaining 150,000 of which will vest in equal quarterly instalments, with the initial tranche vesting on April 1, 2026, of which 112,500 RSUs have vested or will vest within 60 days of the date hereof.

On January 2, 2026, Mr. Singer was granted 300,000 RSUs, each of which represents a contingent right to receive one Share subject to his continued employment with the Issuer, 150,000 of which will vest on January 2, 2027, and the remaining 150,000 of which will vest in equal quarterly installments, with the initial tranche vesting on April 1, 2027.

As set forth in the Reporting Person's Form 4 filings with respect to the Issuer, the Reporting Person has received certain other grants and awards in connection with his service as a director and officer of the Issuer, all of which have vested.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Offer Letter, dated December 30, 2022, between Immersion Corporation and Eric Singer (incorporated by reference to Exhibit 10.12 of the Issuer's annual report on Form 10-K filed with the SEC on July 24, 2026).

99.2 - Amended and Restated Change of Control and Severance Agreement, dated January 3, 2023, between Immersion Corporation and Eric Singer (incorporated by reference to Exhibit 10.11 of the Issuer's annual report on Form 10-K filed with the SEC on July 24, 2026).

## Signatures
- Singer Eric: /s/ Eric Singer, Eric Singer (08/21/2026)